Exhibit 99.7

NEWS RELEASE

FOR IMMEDIATE RELEASE

NASDAQ Turns School Bus Yellow for Student Transportation Inc.

U.S. Stock Market Debut

Bringing Growth and Dividends to U.S. Investors

NEW YORK (September 6, 2011)— Student Transportation Inc. (STI) made its debut on the U.S. stock market today as the company’s senior management team rang the Opening Bell at the NASDAQ MarketSite in New York City’s Times Square. Trading under the symbol “STB”, the company’s common shares now are dual-listed on the NASDAQ Global Select MarketSM and the Toronto Stock Exchange (TSX), where its common stock and convertible debentures have traded since December 2004. The company’s convertible debentures are only traded on the TSX.

“This is an exciting day for us,” said Denis J. Gallagher, chairman and CEO. “Beginning today U.S. investors have the ability to easily buy and sell our securities through the NASDAQ system and with any broker they choose. For nearly seven years, we have built a good reputation on the Toronto Stock Exchange as a simple but stable business and our Canadian investors have given us strong support. We currently have about 15 percent U.S. holders, so this listing will give us greater access to a larger pool of investors who like both dividends and growth. We have paid 79 consecutive monthly dividends since first going public and are well poised for another solid year of growth in our historical range of 15 percent. Now that’s consistency investors want and appreciate.”

Gallagher said there is no change for current shareholders in Canada or the U.S. so there is nothing they need to do. “This is simply an additional listing of the same class of common shares and all currency and tax regulations remain the same,” he said.

Founded by Gallagher in 1997, STI has grown over the past 14 years to be the third largest and most progressive provider of services in the $24 billion North American school transportation market. Serving school districts throughout the U.S. and Canada, the company continues to grow through a disciplined series of strategic acquisitions, bid-ins and privatization of district and state run school bus fleets.

Bruce Aust, executive vice president, NASDAQ OMX Corporate Client Group said, “NASDAQ is elated to welcome Student Transportation to the NASDAQ Global Select Market. In Canada and across the United States, Student Transportation has distinguished itself as a provider of reliable, safe and cost-effective transportation services to school districts. We look forward to STI’s continued growth and success in the years to come.”

“We look forward to selling securities in the U.S. as we do new offerings,” said Gallagher. “The markets may go up and down but the company performance has remained consistent. It’s not surprising that many U.S. brokers are calling to learn more about STI for their clients’ portfolios.”

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Broadcast Quality B-roll and hi-res images available upon request.

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America’s third-largest provider of school bus transportation services, operating more than 7,500 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable securities laws, which reflects the expectations of management regarding STI’s results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the STI’s growth strategy and cash distributions and the listing of the company’s stock on NASDAQ. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “track”, “targeted”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions suggesting future outcomes or events. These forward looking statements reflect STI’s current expectations regarding anticipated future events, results, circumstances, performance or expectations, which are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to the factors discussed under “Risk Factors” in our Annual Information Form and, in the case of the listing of the company’s common stock, the failure to satisfy the listing conditions required to effect such listing. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTOR CONTACTS:

Student Transportation Inc.

Patrick J. Walker, Executive Vice President and Chief Financial Officer

Keith P. Engelbert, Director of Investor Relations

(732) 280-4200

ir@rideSTA.com

www.rideSTA.com

MEDIA CONTACT:

Lynette Viviani

973-534-1004

lynette.viviani@vivianipr.com